

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 18, 2016

Kevin J. McPhaill
President and Chief Executive Officer
Sierra Bancorp
86 North Main Street
Porterville, CA 93257

> **Re: Sierra Bancorp**
> **Registration Statement on Form S-4**
> **Filed March 25, 2016**
> **File No. 333-210404**

Dear Mr. McPhaill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the second paragraph regarding the merger consideration to disclose that it may be subject to a downward adjustment and to include the information in the fifth sentence of the question entitled "Will I receive the form of merger consideration that I elect?" on page 4, as well as the total amount of consideration assuming the downward adjustments.

Questions and Answers

Will I receive the form…, page 4

2. We note that the total number of shares issued and cash paid pursuant to the merger may be increased if outstanding stock options are exercised prior to the effective time of the merger. We also note, however, that you disclose that there is a maximum number of

shares of your common stock and a maximum amount of cash that will be issued as merger consideration. Please reconcile these statements. In addition, we note in your registration fee table that you are seeking to register 628,318 shares. Please advise us whether that number of shares also includes sufficient additional shares that may be issued for any stock options or warrants exercised.

What will holders of outstanding stock options…, page 5

3.   Revise to disclose the number of outstanding stock options as of the most recent practicable date.

Summary

Consideration to be Paid to the Holders …, page 8

4.   Please disclose here Coast Bancorp's adjusted shareholders' equity as of a recent date and your method of calculating it.

Opinion of Coast Bancorp's Financial Advisor, page 37

5.   With a view towards additional disclosures, please provide us with the financial forecasts that were provided by Coast Bancorp and Sierra Bancorp to Vining Sparks IBG, L.P. in preparing the analysis relating to its fairness opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Office of Financial Services